SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Silver Lane Advisors LLC (the "Company") was formed in August 2007 and became a registered broker/dealer on December 18, 2008. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger, acquisition, private placements, strategic advisory and valuation services to firms predominantly in the financial service industry.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance is based on management's analysis of possible bad debts and specific customer collection issues that have been identified. At December 31, 2015, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangible Asset

The Company's intangible asset is a trademark that is being amortized over 15 years.

Revenue Recognition

The Company receives retainers and consulting and strategic advisory fees and records the related revenue in the period earned. The Company also receives success fees for completed transactions and records these fees in the period the transaction is consummated.

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. These agreements are in effect until terminated by either party, typically with thirty days prior notice.

Off-Balance-Sheet Risk

At December 31, 2015, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts and money market accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 12, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $10,552 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,952,939 which was $1,942,377 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a seven-year lease for office space in New York City, which commenced on October 3, 2011. The terms of the lease provide for a four month abatement and monthly rent thereafter of $18,791 during the remainder of the first lease year, $19,073 per month for years two through four, and $20,062 per month for years five through seven. The Company has the option of extending the lease for an additional five years by giving the landlord nine months written notice before the expiration of the lease. Rent expense net of sublease income, which is included in occupancy expense, was $140,007 for the year ended December 31, 2014.

The Company entered into a 1.5 year lease for office space in San Francisco, California, which commenced on September 1, 2013. The terms of the lease provided for a three month abatement in the first, fifth and ninth months. The lease provided for monthly rent of $2,413 and expired on February 28, 2015. The Company entered into a new lease for new office space for a 2 year term which commenced March 1, 2015. The terms of the lease provided for a one month abatement and monthly rent of $1,150.

NOTE 4 – COMMITMENTS AND CONTIGENCIES *(continued)*

The Company entered into a one year lease for office space in Chicago, Illinois, which commenced on October 1, 2013. The terms of the lease provided for a four month abatement and monthly rent of $1,320 during the remainder of the lease. The Company amended the lease agreement for the purpose of renewing and modifying the terms and conditions of the original lease agreement. The terms of the amendment were for 12 months beginning October 1, 2014, relocation to a new suite and monthly rent of $1,180. The agreement automatically renews for successive terms equal to the same period of time as the initial term, at the renewal rate of 5% over the then current base. The lease automatically renewed October 1, 2015 for another year with a new monthly rent of $1,239.

Future minimum payments under the leases as of December 31, 2015 are as follows:

2016	$	266,932
2017		243,042
2018		180,557
	$	690,531

The Company subleases space in its New York City office to a third party. The sublease commenced February 2015 for a six month period with automatic one-month extensions until brought to an end by either the Sublandlord or Subtenant. The terms of the sublease provide for monthly rental income of $6,600 during the first year and $6,860 during the nest six-month period. Sublease income for the year ended December 31, 2015 amounted to $72,600.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes. In addition to the New York City unincorporated business tax, Illinois imposes a replacement tax on the partnership and a provision for this tax has been included in the financial statements.